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Exhibit 99.2

        These materials do not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer will be made solely by means of an Offer Document and the Acceptance Forms accompanying the Offer Document, which will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. In the United States, UCB will file a Tender Offer Statement containing the Offer Document and other related documentation with the US Securities and Exchange Commission (the "SEC") on Schedule TO and Celltech will file a Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 on the date the Offer Document is mailed to Celltech Shareholders. Free copies of the Schedule TO, the Schedule 14D-9 and the other related documents to be filed by Celltech or UCB in connection with this Offer will be available from the date the Offer Document is mailed to Celltech Shareholders on the SEC's website at http://www.sec.gov. The Offer Document and Acceptance Forms accompanying the Offer Document will be made available to all Celltech Shareholders at no charge to them. Celltech Shareholders are advised to read the Offer Document and the accompanying Acceptance Forms when they are sent to them because they will contain important information. Celltech Shareholders in the United States are also advised to read the Tender Offer Statement and the Solicitation/ Recommendation Statement because they will contain important information.

        Unless otherwise determined by UCB and permitted by applicable law and regulation, the Offer will not be made, directly or indirectly, in or into, or by use of the mails of, or by any other means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of Canada, nor will it be made in or into Belgium, Australia, or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facilities or from within Belgium, Australia, Canada or Japan. Accordingly, unless otherwise determined by UCB and permitted by applicable law and regulation, neither copies of this announcement nor any other documents relating to the Offer are being, or may be, mailed or otherwise forwarded, distributed or sent in or into Belgium, Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions.

        This press announcement includes "forward-looking statements" relating to the Offer, UCB and Celltech that are subject to known and unknown risks and uncertainties, many of which are outside of UCB's and Celltech's control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from such forward-looking statements. Important factors that could cause actual results to differ materially from such expectations include, without limitation: the inability to obtain necessary regulatory approvals in the context of the Offer or to obtain them on acceptable terms; the inability to integrate successfully Celltech within UCB or to realise synergies from such integration following the acquisition; costs related to the acquisition of Celltech; the economic environment of the industries in which UCB and Celltech operate; costs associated with research and development; changes in the prospects for products in the research and development pipeline of UCB or Celltech; dependence on existing management of UCB and Celltech; changes or uncertainties in UK or US federal or state tax laws or the administration of such laws; changes or uncertainties in the laws or regulations applicable to the markets in which UCB and Celltech operate, including those of the Federal Drug Administration in the United States; and other factors detailed in Celltech's filings with the SEC.

Transcript
UCB
May 18, 2004
10:00 a.m. ET
Host: George Jacobs

George Jacobs:	We are going on this side of the table, I'm going to introduce the extras on this side of the table. (indiscernible) we already have heard of many things about this deal, we didn't give you the opportunity to raise questions. And on the microphone there are other participants who are listening to us, they hear what's being said on this side and they can interfere. So just make sure that when you raise a question you need—do it loud enough that they could also participate in the debate following the question. Now on this side of the table we have on my right Goran Ando who is the Chief Executive of Celltech, we have Rod (Deleva) who is the Chief Executive of UCB Pharma and François Meurgey, Marketing Director of Pharma, Marc Wiers many of you know him already he is the Chief Financial Officer of UCB, myself being CEO of UCB.

Now this deal has been announced in London and in Brussels of the worldwide. But with the presentation in London and in Brussels this morning, this is another opportunity for the analyst to make that you get all the information you would like to have regarding this deal. This is the biggest deal that UCB has ever ender taken, it's—has a description of which we will follow. But it's basically a friendly takeover of a fantastic company located in the UK which is one of the first biotech company in Europe. And being the sort of a partner and we as you know, in our strategy of growing in Pharma, we have been growing so far essentially through internal growth and we as already—since a few year set as a target, as an objective to grow also by acquisition. We are extremely selective, so we have the feeling to do that we have got the best of all the opportunity in picking Celltech as a partner for future, brining a total new dimension to our research and to our potential for the future coming with the answer that obviously we have always in mind what about 2008, (what about) 2009. So I think you have an opportunity to put the scope a little bit further. But in the mean time having stronger answer how to locate UCB in the map of the biopharmaceutical industry. So as I just said this is the conformation of a strategy of innovation and more and more in specialties areas. And UCB this is a major jump forward and as I indicated already, but you will see more index figures in the presentations answer question that you will be able to raise with the father of Celltech—one of the father's of Celltech Goran Ando. So I think it's now up to (indiscernible) to pursue and describe what together (indiscernible) based on the strength of Pharma, UCB and Celltech, if you can—.
Male Speaker:	Now, this is actually a slide that (indiscernible) presented this morning in London, so why not me presenting it this time (indiscernible)—
Male Speaker:	That's a good idea.
Male Speaker:
—you will continue, it's—again these transaction is about creating a European based global biopharmaceutical leader and both companies were ready for this, Celltech as you know, is leading European based biotech company, has a fantastic world class research and also very concrete pipeline of products. And UCB Pharma is an innovative European based Pharma company with global research and commercial (debt funds) and also very strong cash flow. So what we expect of the new entity is to expand leadership in specialties market segment combine attractive pipelines and very R&D capabilities to build potential blockbusters, the (indiscernible) Zyrtec and the first two is Keppra which is (indiscernible) blockbuster in the making, we have high hopes for CDP 870 and to strengthen our US presence we will talk more about that and obviously to realize synergies that helps paying for the transaction. So with that what we expect (indiscernible) delivering future and immediate return and to be able to increase our shareholder—and building shareholder value in the short meet and long term.
Male Speaker:
I'm sorry, Rod but I was supposed to say all that, but you said it much better than I did—I just realized—it was part of my presentation. So thank you for having replaced me so well but may I perhaps take another—next one at on the 212—222 next to cover and then should go back to your old presentations. So I think you have understood what we've put together. Now there is a word about the transaction itself, because obviously may relate to what business do we put together and other set of questions, how much—how and so on as the final part of it. So, this is a full catch operation—full catch of a 550 which comes—550, a 550 (indiscernible) which comes through a total investment for 100 percent of the shares of €2.25 billion which represent a premium over yesterdays, it will be 28 percent over the last three months, it's 26.3 percent. So, is in the range which has been considered by both boards as to being fair and reasonable and on that ground, it has been unanimously recommended by Celltech board and by UCB board, it is fully supported and I suppose that the present and the reaction (indiscernible) that you will hear from (indiscernible) will confirm that the full support of the management of both companies and there is also an important point is that we have concluded a license agreement on one of the major products currently in the pipeline which are the very important potentially about (indiscernible) which is a separate process but, it's was to be mentioned as it is being announced at the same time. Now, do I have another one to comment very rapidly, as I said this confirms the objectives set out by UCB years ago. We are very confident because we have very experienced management teams from both companies which are truly educated if I may even use the word very excited to put those two operation together. We have a sort of a blending including in the organization as (Euron) will be appointed as a member of the board of UCB and joint—in the management team of the UCB Pharmaceutical activities which will remain headquartered in Brussels while the main path of the company being the object of the takeover is located in (indiscernible) in beautiful headquarter where you have the offices and your people. So, we hope not to disturb this one little wonder that we have in our hands now and we must make sure that develops based on the excellencies and through the cost reconciliation between the two companies. I think now—right to say it's your responsibility to pursue—.

Male Speaker:	(Indiscernible) opinion.
Male Speaker:	No.
Male Speaker:
And that's one sort of few slide to remind you or explain why UCB is doing a such a transaction. First of all, while we are building our future on—is the key strength that we have. We have leadership positions in the neurology analyzing sector, we have a global re-chart come back to these two points. There is a track record of innovation beyond Zyrtec, there is (indiscernible) is doing extremely well in Europe. Our overall (indiscernible) franchise is pulling a gain and Keppra you have probably have seen the latest (indiscernible) in the US with a gross over 40 percent. The management team over the last two years has been expanded with a lot of pharmaceutical experience including—also on my right very strong in market and financial performance, we will come back to that. And again, I think UCB as a whole has demonstrated it's expense in successfully acquiring an integrating businesses although as we are again to discuss this around, this is a different kind of integration. Next one. This is just a (fancy) slide to show you that our brands are leader in allergy worldwide with (indiscernible). We will be coming, graduating leader in several European countries and Keppra has become as you know six months ago with a number one in epilepsy among the new antiepilepsy in the US. Next round about the global reach. That's one of the big attraction for Celltech that we are able right away to develop and market the Celltech portfolio in the US in Europe and in Japan where we have a significant business and development and regulatory platforms there. Next one. UCB has a fantastic track records, I can't say that because apart from (indiscernible) 2003, the incidents and the results are all to the credit of George and the previous management but suddenly tripling of turnover in the last 10 years and suddenly we—you know, I am looking forward in 10 years from now to see—to showing that graph. But you feel also, importance of CNS, that is (indiscernible) now becoming the big growth engine of the UCB firm and suddenly being concerned this year as we say. Next one. This is an important slide because no—we are leader, but we are also one of the most profitable mid-sized Pharma, whether it is in the US or in Europe and that's very important with the type of global reach that we will have starting today out peer group is really aimed at not only Europe, but also at the US and you see here that all of these companies are very reputable and famous European and US bio-pharmaceutical companies. So—you know, our debits as a percentage of sales are way over 20 percent and we currently these aim at maintaining that way. You would see in a moment in the combined entity what it looks like. Next one. So the vision based on the existing strength that we have is ready to become a specialist company—a global specialist company that is committed to deliver, sustain double digit growth. Why specialist, because we can't compete against anybody, we have demonstrated it with Keppra. It's not a matter of size, it's a matter of focus and how having enough share voice in the very narrow market segments, again Keppra is the example of that. But also in the past (indiscernible) I believe that Geotech became to market say, in Europe, it's because of the focus on specialist also. Four major strategies to that—that were going to drive forward and will continue was innovation and acquisition, I guess, today takes care of strategy number one, at least the second—of strategy number one. The leading, we really want and aim at leading in the targeted specialist market, we will not create launching (indiscernible) sale forces if we have to—products, we will partner with (indiscernible) Pharma to do that. Expanding life cycles, what we are demonstrating right now is (indiscernible) out in Europe, is our ability to expand life cycle beyond patent expiring and maintain as I mentioned superior (EB2) sales ratio versus all peer groups. Next one. So when we looked at the acquisition, we defined a few months ago and used the expertise also of our colleagues in (indiscernible) both in New York and in the—and in Europe. And we used a number of screening criteria to identify what would be the ideal acquisition and we are obviously looking for a partner on acquisition that would increase our turnover base with external gross in the short term that would complement our R&D activity that would enlarge patented product portfolio that would enable us to sustain that double digit growth that I mentioned to you about and send the—that before 2008 would enable us to bring at least one new, major product to the market. And that would fit our specialist profile, today we were up until yesterday specializing in central nervous the system and allergy respiratory and today we are now specialized (indiscernible) and central nervous systems, (skin) inflammation that includes allergy and in oncology which was not the case yesterday, but some of Celltech can bring you with that expertise and last but not least (indiscernible) an acquisition that would be affordable. And when you put Celltech against every one of these criteria you see that we have an excellent match, and that's how in the last week things have moved extremely fast, in the last week we have really concluded that the stars were aligned and this was a opportunity to—for this next confirmation of UCB. In order to tell you a little bit more about Celltech we will ask (indiscernible) move on and—and let you know why Celltech (indiscernible) all of these criteria's.

Male Speaker:	I will do my best. Let me—talk a little bit about Celltech to you. I mean, and you may know what it does as the leading UK Biotech almost but you will not measure it by market cap, by sales, by any other standards, by number of employees etc. And it's quite large, it's existed for over 20 years. It was a (indiscernible) franchise spinout from the medical research council, so it's unique in many aspects. It was founded and created on some of the fundamental antibody technologies in the world. So with (Vox) patent which is actually still is in effect for a few more years, is not yourself (indiscernible) and effect essentially any antibody engineering that exist in the world. It's—how these (IPO) (indiscernible) in '93 and since then has no need to go back to the market for any more money. So it has been self sufficient in this respect. It's somewhat unique in a couple of ways. Not more than—obviously in UK it's size. It has both it's monoclonal i.e., the biologics, the classical biotech platform. But it also has small molecule competences. To us that's an ideal mix, because depending on which disease target you go for, we have the capabilities in-house to select whether we go with a biologic or a small molecule, whatever is most appropriate for each target. We have a (deem) house and that is relatively uncommon. On the third bullet we have something although unique. We actually make money. And biotech's for a long time was associated with loosing lots of the investors money. We actually—since I—and my predecessors acquisition of Medeva about three and a half years ago, and we have required a portfolio over medications on the market in Europe and in US. So we confine as our own R&D I mean even turn over high profits. We have two manufacturing plants, one just outside Manchester in UK and one in Rochester state of New York. We also have set as a marketing organizations by any one standard quite small ones. In US and many of the Europe but not all of the European countries. And we have—our (indiscernible) product on the market is actually (indiscernible) products, it's a cost suppression, cost (indiscernible) actually in US where it's being growing quite nicely at the last couple of years and we are investing some life cycle management to trying to grow it further, and we are actually launching, this year we hope to be able to launch a companion product called (indiscernible) in this respect. You can see the complementarity between the allergy franchise that UCB (indiscernible) us and a much larger commercial organization in US. How this will—will fit in our (indiscernible) franchise, that's a very early positive synergy that we see. However, it sounds like it wouldn't be a biotech company if it wasn't based very soundly in the science in this R&D and we have a pipeline and I will talk a little about it, we have one late staged drug CDP870 and then a number of products, we had a fantastic year. We thought at least last year where we had four different new, either biologics or small molecules entering man for the first time. Not for us it was completely (indiscernible). Have the next slide please. Just very quickly, what we have done over the years well before I arrived in south (indiscernible) just assembled a number of technologies that fit for our antibody platform. And we believe that this is a possessing—a very, very strong competitive situation. We have something we call slam which is a unique proprietary organics, I have some of it but not all of it. But otherwise it isn't available to anyone else. An ability to very quickly select high affinity antibodies to essentially whatever target we choose and what other—using whatever pieces we choose. This is much faster and much more selective than the classical phase display etc. Within (harbor) course antibody engineering technology has—that's how Celltech was founded. And we have a propensity, but to go to antibody fragments. We use only part of the antibody that does have the activity that you are looking for. Based on this, we have also proprietary manufacturing system. We tend to have most of all, our molecules being expressed in e-coli. We have microbial manufacturing rather than biologics which is typically mammalian manufacturing. The advantage is cost of (goods) in these—cost of goods is somewhere between five and 10 times less. And as you know about the biologics that's important. And we also I am sorry—we use (indiscernible) polyethylene glycol in various substitutions to change the half-life, essentially prolong it as you will realize these are injectable that too big to be absorbed or lie them out. So you inject it. So you wanted to try to minimize the number of injections a patient will get. And we use PEGylation technologies that we have both internally, directly and in collaborations. Nest one please. The monoclonal antibody market, if you like is coming of age very much. And you see more and more products that are monoclonals being approved by the FDA and European agencies. So we see this coming. Now, typically as you will realize from the fact that they will have to be injected and almost by definition, they are quite expensive. They target specialist markets, but still because of the—of usually the efficacy that you can get out of it, I mean, the selectivity that you get out. You can still get to blockbuster scenario and many billion dollar plus drugs. We have chosen in Celltech perhaps a slightly different parkway and we preferentially go for what we call validated targets. I—we do not do blue sky research, we actually spun off a Seattle Research Center that existed. Because we could not see that investment oriented. So we pick up targets that others, either Acedemia other companies have validated. And we know that there is a scientific relevance to interfering with it's targets. What that does is of course, it dramatically lowers the risk profile. So in that respect, we will also perhaps slightly different as a biotech company. We believe that is a healthy way of going, there is lots of targets. We have assembled—just being in oncology and inflammation, a whole portfolio targets that, keep it busy for a long time and to go—so we see this as a good way forward. As you know, there is an advantage with antibodies in the selectivity of activity, you will get—typically will get you very quickly on to the market. The antibodies pro se will have a relatively limited and toxicology etc that you need to perform on them. So you move relatively fast on to the market and the generic pathway is still somewhat complicated to get there. This is a very quick snapshot of our pipeline somewhat unusual for a biotech company, most of the products, not all are (indiscernible) we have no partnerships. There are couple of exceptions to this, but the vast majority, we now, we have our (indiscernible) in UCB and then we very much look forward to that. That is being one of Celltech's of course weakness. Although we were significant as a biotech company, we still did not have the cash flow to be able to develop and commercialize all our products ourselves. We were forced to receive partnerships. This actually achieves our vision overnight almost. Next one. If we start with—with the most advanced compound in terms of it's developments state is CDP870. The TNF-alpha inhibitor, so it is a very validated targets. We have competitors already out in the market. We have development ongoing in Crohn's disease as well as in rheumatoid arthritis, both are in phase three. The Crohn's disease, we have just started up with two large phase three studies, the final studies. And as a unique feature we have in earlier study found that a marker of inflammation, a normal blood—blood test, routine blood test called C-Reactive Protein or CRP is actually a very good predictor of response for 870. We have incorporated that with the agreement of the authorities and what we expect is that, that will prove to be a very effective not only way of, if you would like enriching the trials and enhancing the statistical power. But actually for physicians (indiscernible) in the future to optimally use these kinds of drugs. So we see that as actually in advance going forward. In rheumatoid arthritis, the first phase three study has just been—been completed, it was taken in—in combination with methotrexate or MTX as it's abbreviated and—it's primary end point very importantly. We are also studying the drug and it's only a monotherapy, the first phase three study will report out in the next quota and we will now together with—with our partners in—in UCB finalize the design of—of the final studies and stop them during the later part of this year. We are also looking at as classical, both getting down the cost of goods further as well as looking at improving the delivery of this overall CDP870, that's all.

Male Speaker:
Do you think very quickly, just touch on a few of the drugs in the pipeline. The first three ones are in the inflammation area. CDP-323 is a small molecule, so it's tablets. It hits a totally different inflammation target, so it hits the activated leukocytes or white blood cells and their ability to slow down in the blood vessels migrate out to the blood vessels and go to the site of inflammation. It's the same target as antegren by biogenetic and (indiscernible), let's say, they have a biologic that show excellent efficacy as far as we understand, at least in MS and is soon to be filed. We expect that will be an attractive market for us as well as rheumatoid arthritis. This is a small molecule, it has an inherent advantage in that respect and we expect to go into patients later this year. 484, targets be Interleukin IL-1 beta. It's another important thing, inflammation mark. This is a large molecule, so it's—it's a PEGylated fragment, antibody fragment. So it's a long acting and we started directly into patients, so we will have proof of concept demand. This was important because the only product that exist with targeting this mechanism, the drug from Amgen called Kineret. It's very poorly—we actually know very efficacious. We believe that is because of it's kinetics, if it actually doesn't block the targets for a very extended period of time. But we need to prove another demand. It's proving in animals, but that's no good and so we need to prove in humans. We move directly into a patient study, we will have that result towards the end of this year. So we will know if as we expect, this will be shown to be highly effective, we have, we believe that's very, very attractive compound. 146, it's a kinase called P-38 which will block a multitude or inflammatory markers like IL-1 beta (indiscernible) and also to TNF-alpha. So it has a very broad activity. This is a small molecules, it's a complex, a very hot target, just now many companies working on this. So we will very carefully look at that competitive intelligence as we move forward. And we expect to get into—to demand late this year. We have also by our acquisition of a small company called Oxford Glycoscience is last year, strengthened our oncology research. We brought over about 40 scientists from Oxford Glycoscience (indiscernible) it's own small team of their oncology teams. We now have, what we believe is very credible research effort and we have a couple of drugs and very early developments. And that is moving forward, this to us was the second leg over and above the inflammation for us. The technologies that we've used on that (indiscernible) inflammation is slightly applicable to most of the big approaches we are taking in oncology and we see that as a very important growth area for us. So, I think with that I have tried very quickly to give you sort of a quick tour of Celltech care. I hope to be able (indiscernible) course to come in and talk more and (indiscernible) more of the probably combined pipeline that's what we hope.

Male Speaker:	And answer a question and I just want to (indiscernible) after we finished presentation.
Male Speaker:
Do you (indiscernible) combine, the new combined organization and entity, new goal about and aim that. So it's about a transaction that is about combining strength of both organizations, then new entity will have or has an expanded leadership position focused in three specialist areas, central nervous system, inflammation and Oncology as you are (indiscernible) unreserved. The long sales of this product is extremely well timed for the new entity CDPH 70 will be launched by 2007, some how you may know that 2000—again of 2007 was an important milestone for us. And by 2010, there is you know, the five new product's and not all of them are going to make it until the end, that's pretty sure from the Celltech side and the two new (indiscernible) Keppra and (Supra) Keppra that are coming into, very quickly into the clinic from the UCB research side. In R&D the strengths are complementary I think John explained to you the advantage of the large molecule expertise, that Celltech has enhancing quality of success. 17 (indiscernible) antibodies have proved in the last three to four years, more and more antibodies as the percentage of total approvals are actually materializing. And finally the UCB research strengthen then small molecule capability that Celltech have started to acquire. Right from the beginning, we have an existing global development and global marketing and sales platform, and right from the beginning we have some existing business that is very complementary you are into that it in the respiratory field. Our own sales forces in the US that details Geotech I am not talking about the Pfizer sales forces that we have 500 reps, retailing Geotech today on our own, and for the next cough and cold season these 500 reps will be ready to suddenly increase dramatically the share of voice today there are about 170 reps, that are promoting (indiscernible) and we will be ready also for the (indiscernible). And (CNS) with Methadate also we covered pediatrician with these 500 reps, and we cover also the (CNS) experts with our Keppra franchise so, a lot of (indiscernible) with Methadate that is a very small product two percent—2.7 percent market share, in this huge market and a very low share of voice today so we will be able to make more noise in the US right from the beginning. In Europe, currently Celltech has about 120 reps right from the beginning that cough and cold will have 1,200 reps, that's the UCB and actually it's one of the advantage we were under-utilizing our GP sales force in Europe, with only one major product Xyzal doing fair well but it certainly takes care in the very seasonal compatible way, the cough and cold franchise and also for Methadate. It strengthens—the combination strengthen our US presence. I am going to show you that in a couple of slides, but that's only one of the (indiscernible) upside and last but not least because of the complementary of strength the synergies would be realized very rapidly because also the management in both organization have successfully integrate their businesses in the past and we know that's speed—of the essence. The next slide is (indiscernible) and mine favorite. This is what we are doing today, we are creating a European based world bio-pharmaceutical leader and by that, you will see now the ranking that the new combined entity has by combining UCB and Celltech's revenues will exceed the one of very well known and reputable European companies including the leader of the European biotech companies. And we would be actually not very far behind the number two of the US biopharmaceutical company Genentech so and (indiscernible) likes to have (indiscernible) there because it's only—he is the night vision and the night (indiscernible) for the long term. Why are we excited about and feel that we can grow, this one of the major reason is the strength of the pipeline, that's the combined pipeline I will not go straight that you see the (indiscernible) (PRSTNS) information on oncology and next slide the timeliness of the launches of the new products over the next—some of the short—the short term here maximizing Keppra, the Xyzal the product (indiscernible) launch. The mid term was the launch of 870 and behind that the launch of the Keppra successes and all the new (cardiac) stage Celltech pipeline. And this is just one slide to show you why from a commercial standpoint there is a lot of excitement in 870. On an annualized basis, if you look at the last quarter, the market is actually of the anti-TNF in which CDP 870 (indiscernible) is a market over $5 billion today with an amazing growth rate of 55 percent over the last four years. So there is room for a fourth entrant in (indiscernible). Next slide, why we feel that we should be now compared with the peer group not only in Europe but in the US, the combined entity sales president in the US will be 44 percent exactly before the sale synergy is not both (indiscernible) and I talked about. One most slides on the synergies that—next one. You know, we are targeting 100 million and it will come in—the majority of it will come next year already. And it is a very conservative scenario on these five percent of revenues you know, there is—and the reason why it's conservative is because this is not a transaction about synergies in the traditional way that (indiscernible) combine by the treaty of transaction about creating a brand new company, next one. And this is my summary slide you (think) that slide again but just to show you again the complimentary of strength of both companies and why we feel confident that by that we are creating a European based biopharmaceutical leader that will become—that is becoming one of the big players in the global market. One word on the financial, and I will leave the floor to Mark Eyskens to mention the—describe again the transaction.

Male Speaker:	Okay, Mark you have the floor.
Mark:
Thank you and first of all the (indiscernible) I thank you for a (indiscernible)both the reviews and very (indiscernible) this is a 100 percent cash offer (indiscernible) to 550 annual (indiscernible) as €25 million, thank you for this slip of the tongue meaning that rest is thinking there is a premium of between 26 to 27 percent. (Needless) to say that this is a friendly offer, recommended by the board of Celltech and fully supported by it's management team of (indiscernible) is showing by being here with us, and subject to the normal condition of the (indiscernible) into the UK markets and a review of (indiscernible) again need to say there are no overlaps between the two companies, but that being said there is a procedure—an administrative procedure that we have to go through. The announcement as you might get if (indiscernible) and the documents of the offer will be send out and posted in the coming days like being said, the processing will happen tomorrow and again submission through web and a number of European countries from an administrative basis. The closing of the transaction more importantly, according to UK regulation, the offer will remain open for a maximum of 60 days, it might be closed before 21 or 28 days if submissions, response had been received. But we expect that the closing should be in the early parts of a quarter, sorry, the late part of quarter three. The next slide is more interesting (indiscernible) that would give you a full format review of what a combined P&L would have looked like. And had this transaction be filed on the 1st of January, 2003. And you see that first of all on the UCB, you have two columns, the two first column of the net which show you on the one hand the (indiscernible) of UCB and on the other hand—specialty. Now, putting this two together and adding Celltech, you then have a combined revenue of nearly €3.5 billion of sales and which provides you an EBITDA of—for UCB fund of '96 in Churchill of which 400 Pharma and for Celltech 72, together that brings us to a €568 million of with an EBITDA of 16 percent together for the two businesses, of course that EBITDA will be influenced by the EBITDA of specialty. Then going down—the adjust of net income, adjust of net income is pretty good deal and for the time being, as you will see from the annual report of Celltech, they are pursuing an aggressive amortization policy on their goodwill. So free goodwill that would have meant an adjust with net income of nearly 350 million which on an adjusted EPS basis would be €2.4, exactly the same level as we would have attained on our own (indiscernible). The—going—looking forward now, the way that the transaction will be accounted for is on a fair market value and for 2004 according to Belgium (TAP). But looking forward, the combined entity will be reported to—under IFRA. And the transaction will be slightly diluted during—probably two years and then will become a creative, first finishes and before goodwill and tangibles half of the second full year. Again, repeating that the (indiscernible) value and that to make sure that I am not having another slip of the tongue with €2.25 billion and—and will be financed by bank loans which have been put in-place. And so the full amounts has been financed by the bank loans. Now, thanks to the goods net cash position of both Celltech and UCB, thanks to the good cash flows that UCB is producing and the sustained growth of the chemical activities. The financial situation of the combined entity will return to a cash positive situation by the end of the next four years. Next one.

Male Speaker:
Well, I am going to conclude very briefly by saying that I hope now that there have been convenience that we are spotted a unique opportunity of biotech making money. Biotech is a good pipeline and we trust looking for partnership as UCB was looking for partnership and is really joining a shared vision that we are trying to propose through this presentation. And now I ask you to react including do as well following else on the—the microphone, you are all welcome to raise questions do as being here may have a priority if they jump before this microphone stops. Yes.
Male Speaker:	We have read there is some comments from some brokers that a counter bid should come probably or may be not (indiscernible).
Male Speaker:
The market is open. I mean, it's rules of the market, we have made enough of (indiscernible) but consider a fair and reasonable price, now it's up to the others to consider that they should put another price.
Male Speaker:	And this being a friendly offer, needs them to say that, (indiscernible) considered that the offer that we made was a fair price.
Male Speaker:
And I think it's also fair to say that during the process of looking for a partner for 870, which started so 1st of December last year, we have been talking to a lots of pharmaceutical—bio-pharmaceutical companies, biotech companies will be looking at especially 870 obviously, all of them have had the same opportunity as had UCB to not only look as suddenly at 870 but actually at the company and although there has been some expression of interest, this was the formal offer that we had to look at them as you see may be the boards unanimously (indiscernible) thought this was a fair bid and a very reasonable bid both from a valuation standpoint but also they shared the vision that (indiscernible) and Georges has as out lined to you. So that is very exciting.
Male Speaker:	So we don't have to be at ready to fight their set backs on the—.
Male Speaker:	Are there other question. All right.
Male Speaker:	Oh yes, good afternoon just to (indiscernible) on the (indiscernible).
Operator:	Ladies and gentle man if you would like to ask a question please the number "1" on your telephone key pad.
Male Speaker:
—that's on the (indiscernible) disease. Now, Pfizer has let's say given the (indiscernible) back through your company or through (indiscernible) this stage (indiscernible) that was first and secondly now I assume that full R&D will be formed by the combined entity but when we expect in terms of it's R&D costs for that, you know, right. And secondly, on the Crohn's disease, I think there is still some claimant Pfizer on that. Because you have specified what the share of profit on (indiscernible) returns, and then perhaps the last thing, on that compound because it's a major compound in development, (indiscernible) it will be launched by 2007, is that only for the Crohn's disease because I remember the technical ridge that it would be filed for 2006, for the Crohn's disease in 2007 for (indiscernible).

Male Speaker:	Basically three question for you information if you remember them.
Male Speaker:
I think it was five but then I will try I mean, obviously you needed to ask Pfizer why they returned the drug. Our interpretation, which is the only thing I can comment on is A, they are not a company comfortable with biologics, they have never marketed one and there is probably reason for it, so they do not have the infrastructure to including manufacturing to take care of—on this, so—and secondly they were looking for soon as you have seen the more traditional way that part of the pharmacy acquisition was actually to get cost cutting, and get it quickly. This was a alleged staged product that cost a lot to develop and that was solved at least—how we read it and but—again you need to talk to them, that you make decisions when you put two portfolios together and some of them are hurtful, you cannot just continue with every thing. So I think that's one of them. The—another question was we are in very late stage development obviously both Crohn's disease and in rheumatoid arthritis. Rheumatoid arthritis is a little behind time-wise so you are correct there is about a years difference. The years difference is mainly driven by if you filed for one indication, you have to wait for approval before you can actually file the next one. So, it's a regulatory driven, I mean posts difference rather than a classical perfect 12 months. It would be whatever time it will take to get Crohn's disease approved as a difference in this time line. We will work very hard to get—to a filing as quick on Crohn's as quickly as possible and what you said was probably at-least something we certainly can hold is no better in this respects. And that's what we are clearly going to trying to do. And there was one more question—.
Male speaker:	The cost of development.
Male speaker:
The cost of development—we will have to re-cost some of that cost because that we have projected actually is dependent on out-sourcing all of the clinical costs. We would—we now have the UCB monitors seen in many countries that we can access and of-course use. Development has a huge efficacy of—scale efficiency. So, especially for small companies that is a tremendous cost advantage. So the honest answer is I don't know, I think is what the real cost is going to be, because to certain extend, it will—you have the cost to get regulatory approvals, mixed in that of-course will be what (indiscernible) our infinite wisdom decide is necessary to profile the drug for commercial success. They will also be part of this and we will develop this and now that we have a partner, we can now do all of this fine tuning and planning. It's not going to be something that breaks the back that's for sure.
Male speaker:	Yeah.
Male speaker:	(Indiscernible) mentioned this development goes through the (indiscernible) Euros with the—.
Male speaker:	The cost was in dollars.
Male speaker:	Okay.
Male speaker:	I'm learning to use Euros now. The cost is always been—in dollars.
Male speaker:	Right.
Male speaker:
(Indiscernible) dollars I think the question is it's an important cost but we can bear that and the objective of a rapid launch or something that a big organization I think like the combine entity gets (indiscernible) very easily.
Male speaker:	So then to figure out that's—
Male speaker:	No.

Male speaker:	$100 million was something we estimated before—.
Male speaker:	It should be re-estimated on their basis of the change in the cost that maybe involved in this part of favorites, one of the first (indiscernible) of synergies will take place.
Male speaker:	Other questions.
Male speaker:
From (indiscernible) I want to know what those—the chemical profile that CDP 870 that you come to—that compounds would be—how did you differentiate it from existing group from the markets or (indiscernible) meets with growth where marketing must (indiscernible) would be more of an issue.
Male speaker:	I think the answers will be slightly different depending on which disease you look at.
Male speaker:	In Crohn's disease—.
Male speaker:	We (indiscernible) out yet.
Male speaker:
In Crohn's disease we will be the second (indiscernible) in the market after Remicade. We have very dramatic differentiation in how the drugs are administered versus Remicade. So I would consider that to be a pretty straightforward and a chance for us to differentiate ourselves in a very positive way. And Rod knows at-least as much as more if not more than I do on the RA side as well. My perception is that we (indiscernible) differentiation of 870 especially on dosing frequency, we will obviously seek other differentiation features. A lot of them are buried into the phase III program so, it is pretty mature to talk about them some of them we don't even know yet, some of them we have ideas we believe we can get by the way we need to prove it first. So it's—there will be differentiation, but it will also be a marketing battle and a skills battle. Okay.
Male speaker:	And I think it's more of a skills battle—.
Male speaker:	Uh-huh.
Male speaker:	—this is not a market where you compete by marketing power, it's very much like oncology if you want to—.
Male speaker:	Uh-huh.
Male speaker:
—people understand I think oncology, it's very much the same, it's really driven by specialists and there are a few features, you know, I don't want to be that way, I think, away to the competition. But the product definitely have clear features that, you know, it's a no-brainer in Crohn's disease as (Eron) says, (indiscernible) it really has a few angles in which we can compete very effectively. And by the—you know, the power of focusing, I mean, we are completing, some day we will complete against, you know, big company that we have both—everybody has a lot of respect for them. But as we show—you know, we should focus—somebody can get all that done and as long as you are competitive, but it doesn't—if you need—I am going to—a number which is not the right one. But if you need 200 reps to cover it, we need every rheumatologist once a month. If you put 500 reps or 600 reps, it doesn't make any difference because rheumatologist should seems to close his door and say, okay, so that's a simple answer. But since it's really not a market driven by big marketing trend.
Male Speaker:	So can we easily come through that. It's sort of the question that they any additional partner would be required for the marketing of the drug from the US?
Male Speaker:	I could do this. Yes.
Male Speaker:	Yes. Absolutely, yes absolutely.
Male Speaker:	Other questions?
Male Speaker:
Yes. I doesn't think—statement that you will (indiscernible) in four years. I mean, could you give some more detail, how you realize them because I think you have the figures of two to 300 million Euros at the most a year. You still have to—pay interest, I mean, four years for two billions, it's quite a lot.

Male Speaker:
Well, you have to realize that indeed what you have said is correct that we are producing out our cash flow approximately two, three hundreds million a year. You have to take into account that there will be launch of new products. You have also to take into account that I didn't said, repay the debts, let it be cash positive. So meaning that we would again be in a comfortable cash position. And roughly, we might in that period of time define to say some other measures as well.
Male Speaker:	But the assumption as for a year, it's reserve taking those qualitative measures (indiscernible).
Male Speaker:	Possibly selling some for specialty.
Male Speaker:
Today we are busy with succeeding in this bigger patient and we are so proud of what we have been doing in achieving in one year of time with the other operations. So we don't want to enter into other consideration at this very moment.
Male Speaker:
Yes. So if you will come back again on the evolution say, two to three is done. If you look at the evolution of revenues that—you will see that big fall of the growth was driven by royalties income. And they are doing just look at the rather sales in the industry, something like that we have seen—between 2002 and '03. I remember that, I mean, both in statements, it's into unusual—the antibody technology. That—that patient, it correctly elapses in 2006. Could you separate on—in fact—it's could (indiscernible).
Female Speaker:
You are absolutely correct that part all of the royalty from the boss patent that I talked about previously will disappear at 2006. It won't disappear off the cliff however. We made—the Celltech made an agreement with Genentech because the partner situation in this field in biologics, it's (indiscernible). So there was a—an agreement made a couple of years ago where we essentially are facing out one twelfth every quarter and that started last year, our royalty stream on the boss patent. So between second half of last year and you—I guess, I will draw a line until 2006. We will slowly loose that part of the royalty. It is currently compensated for five big—the big products that we have royal field. Mainly at Remicade—competitive, hugely competitive and (indiscernible) are growing still rapidly. So the royalty income is pretty stable. But—so, two ways counteracting each other. But of course as you say, 2006, by definition it will just disappeared to zero. So both patent will disappear.
Male Speaker:
And the main dynamic in the growth on the short term will come essentially from Keppra and that's where the fantastic shape. We expect a lot from CDP870 at the right time which is a further delay and so, that's why we were extremely attracted by the synergies at this level as well.
Male Speaker:
What—he is suggesting, will not come in the short term from Celltech and we are fully aware of that. But we know, so that we can expect at a little bit later stage and much later stage also in view to the potential of the pipeline. Other questions? Yes.
Female Speaker:	Could you just rebound on the synergy levels and tell us a little bit more about where those synergy would come from and she could elaborate a little bit more on that too.
Male Speaker:	Right.
Female Speaker:	People from (GS) marketing research reallocation because I presume, you are going to make a lot of—.
Male Speaker:
That's right, we will be responsible to get those soon as you might say (indiscernible) that, but you have seen that—he has already proposed a few sources of synergy. Now, obviously at this stage it's very difficult to commit ourselves on a fixed amount. Remember, a year ago when we had Solutia very timidly, we said, where it will be a few tens or millions and we finally admitted, it will be 50 million for a year. We are delivering that, we are in the process of delivering that, we are—after one and a half year about now and we are exactly in that. So we have learned that it's very difficult to commit yourself for fixed amount and we have a fixed time schedule. But it's surely and out of magnitude, that's totally feasible and that should remain as an objective and the time frame is—will be determined by the analysis that they are also going to take place, but obviously the sources have been indicated and it's not only the expenses of, it's more also part of positive synergies and I mean, just as an example, the reduction of costs in the (indiscernible) to the support as we can as you see we bring, the same thing would applied to the commercialization platform that we do provide without any additional cost. So we should really see that as a reasonable target and without going too much into detail at this stage.

Male Speaker:	Yes.
Male Speaker:	(Indiscernible).
Male Speaker:
No, not at this stage. I think it would be—it won't be credible if we were coming—very precise list of items with precise the amount—it's taking as a sort of global objective and I'm feeling very confident that we would deliver. But John—
Male Speaker:
I think everybody should really understand a—you know, the 100 million, we feel is absolutely achievable and the—and we mention to you even a time line in the slide and the—this is not what it's about. So—you know, we should move on, I think, trust us, you don't trust us, but it's five percent for—you know, transaction is and usually and that really shows what we are doing which is creating a new company, combining the skills and they will be very little, we don't want (indiscernible) and you know, yes, we are willing to buy computers together. Okay. And but—you know, that's really—let's talk about really what matters because that's really a top line drill. Now we would like the 100 million, they (indiscernible) like them also because that they—certainly paying—that the financial charge and so forth. But it's—this is not what it is about and achievable.
Male Speaker:	Yes.
Female Speaker:
And to get back on—on the (indiscernible) format because you have been organizing a reduction in (indiscernible). What are you trying to—to keep the figures together concerning the US to breakdown between the US and the—sales force or the (indiscernible) make all the reduction in—in terms of number.
Male Speaker:
But we are—I think, what we showed is that we are not going to expand sales forces at this stage and certainly as we move more and more closely to the 870, you know, there would be the need to create the sales force and partly can be of the existing sales forces also, I think that it has already been done in the gastroenterology field which is the first entry that we will have where there is an existing gastroenterology sales force in the US. But that's, you know, the real upside in this one, again is in the top-line of the existing Celltech product line, I mean it's a nice little upside that is not included in (indiscernible).
Male Speaker:	Are there questions?
Male Speaker:	Yes.
Male Speaker:
May be on the CDP 870, could you comment or compare CDP 870 (indiscernible) administration and the frequency of administration with the main competitors Remicade, Humira and may be highlight (indiscernible)?
Male Speaker:
(Indiscernible) the frequency of the administration for CDP 870 is once every four weeks, it's a standard dose every four weeks, it's subcutaneous. But it's too simultaneous or one after the other (indiscernible) but only once every four weeks. If you look at Remicade it is the outlier in this field, it's actually given intravenously. And so it needs the hospital facility or something similar and during a continuous infusion.
Male Speaker:	Two to four hours, is that correct?
Male Speaker:	Yes.
Male Speaker:	Yeah. So it's very different in this respect.
Male Speaker:	From a cost standpoint also, from—you know the payers and, you know, the importance of (indiscernible) from a cost standpoints and the, you know—?

Male Speaker:	An infusion is a very—in a hospital setting it's very different than just a subcu administration at home.
Male Speaker:
Yeah. And if you then go to Humira is given once either every week or every two weeks and it depends a little upon how you start and also what response you have in treatment. And it's given by subcut again and have the opportunity, it's a ready to use subcut injection. Enbrel is a (indiscernible) powder, it's given either twice a week or weekly in subcut injection again.
Male Speaker:	Do you have another question?
Male Speaker:
Yes. At the time you licensed the CDP 870 to Pharmacia for the first time actually in 2001, Pharmacia (indiscernible) some peak sales full cost or (indiscernible) could you comment on what's now the UCB's target or—?
Male Speaker:
I can't tell, you know, working in that field in 2001 that I don't think anybody certainly not in the financial market (indiscernible) four years later it would be a $5 million market growing at 65 percent. So I would not really compare things, this is really I mean (indiscernible) you may want to comment. But this is really becoming (indiscernible) standard, I don't know if you have seen people suffering from rheumatoid arthritis and how they feel after their injection of CDP 870. But it's like, you know, a new birth, but maybe you wanted to—.
Male Speaker:
(Indiscernible). I think it's important to realize that this is very rapidly becoming the gold standard for treatment of rheumatoid arthritis, it is likely in my view, but then I am biased, to become the gold standard in Crohn's disease as well, because it is truly changing, this is really an advance in therapy and a very significant advance. You get apart from the objective things that you can see in terms of that the progression—rheumatoid arthritis is a progressive disease. If you take the average patient, she is a female in her 40's, within 10 years, she typically on average has very restrictive movements and real problems with her daily activity of life in terms of making her own meal, dressing etc. So it's a very debilitating disease. The TNF-alpha Inhibitors essentially on average when you do respond to them, they stop this progression. So it's a huge difference to these patients lives, not to talk about the social (causes) that this is changing. There is also a feel good factor that these patients favor, I am not surprised actually. So what you are seeing is that these treatments have started in the very, very severe patient population, it's now moving to earlier and earlier use, because if you have something that stops the progression of the disease, it makes a lot of sense to actually start very early as soon as you have diagnosed rheumatoid arthritis. So my belief is that this will continue to grow very rapidly.
Male Speaker:
And maybe just to put on more specifying my question in terms of market breakdown between rheumatoid arthritis and Crohn's disease maybe we could hit somewhere in terms of market price differences (indiscernible).
Male Speaker:	One second.
Male Speaker:	Yeah.
Male Speaker:
But the—the you know, the number if you talk about the incidence of the disease obviously rheumatoid arthritis has much higher incidence than Crohn's disease but again in Crohn's disease and the you know, the repetition level is much lower and in rheumatoid arthritis is still very a small proportion of the CVRA population that are being treated by anti-TNF today and the last information I want to give to let you know that there is excitement for a forth anti-TNF that's not everybody respond to every anti-TNF the same and there are lot of people that don't respond today or that is (indiscernible) to response. So there is a medical means that should happen and that's you know, I would always want to add anything on there but you know, certainly that we discovered also through our market research on our own experiences.
Male Speaker:
The thing that you have mentioned I think the upside for earlier treatment especially in combination with (indiscernible) is huge that the market is really capable of going to continue to grow overall by double digits in many, many years. And again I think there is no doubt that even the forth entrance would be a very possible proposition.

Male Speaker:	The other question I think is—.
Male Speaker:	(Indiscernible) pricing of this first—an element that could be used to differentiate from the other—
Male Speaker:	I don't think we want to comment on that.
Male Speaker:	(Indiscernible) who is going to head the R&D—the combined R&D?
Male Speaker:	The combined R&D is going to be head by Dr. (Mellanlili) who is currently having the R&D at Celltech based (indiscernible) and that's where the R&D—.
Male Speaker:	And that two centers would remain as there—will be one center in (indiscernible) and one as we have here in Belgium.
Male Speaker:	But we will continue obviously with our you know, R&D activities in Japan and in the US.
Male Speaker:	Okay.
Male Speaker:	Regarding the oncology functionalities so what would be your (indiscernible).
Male Speaker:
Well you know, this is another specialist area. We were looking Toronto as our specialist area. Now we have a sort of specialist area. So yes—I mean don't see the digits the same but it's a market where you know, where what matters is, I don't want to go into but I believe that you know, we both—I mean everybody around this table is being shaped by our own experiences and I have myself a lot of experiences in building new specialist areas that company was not active in and I think UCB has demonstrated that with Keppra four years ago who in the neurology world how many have been (indiscernible) knew about Keppra.
Male Speaker:	(Indiscernible).
Male Speaker:	All right I think we have some questions on the microphone and let's not forget that we have been (indiscernible) far away. We have four questions please read the first one.
Operator:	Thank you, our first question comes from Heidi Strang from Deutsche Bank in London.
Heidi Strang:
Hi, and thanks for taking my call. I have three quick questions if I may just first I wanted to make sure I caught you correctly saying that you expect the deal to close in the end at the third quarter of this year. And then secondly, it (indiscernible) comes of your guidance for an earning (indiscernible) after the second year and first of all is that intended three year post restructuring charges, is that a (indiscernible) I'm just curios you know, how you have talked on restructuring charges. And then secondly I think, I guess sort of looking at this quickly it starts (indiscernible) you know, combined Celltech contribution I mean, should near the offset the incremental interest cost even before you get the synergies I'm sort of curios why you say it's not going to be a creative until after a year or two.
Male Speaker:
All right, I think Mark (indiscernible) is going to help us to answer those interesting questions. If I may help you on the first one, in the third quarter at the least it's so pretty that the closing would take place—
Male Speaker:	Yeah.
Male Speaker:	—we just don't know defending on the direction of the market it's a conservative view I think.
Heidi Strang:	Okay.
Male Speaker:	The second one.
Male Speaker:	On the second one, I think you asked about evaluation attrition?

Heidi Strang:	Right and sort of why you know, what your (indiscernible) guidanced or not (indiscernible) after a year two?
Male Speaker:
Okay. What I said was, that in the first instance, this transaction will be slightly diluted and when I am talking about dilute depletion, I am talking post-Synergies and pre-goodwill. And the transaction could become a creative office—for you.
Female Speaker:	Okay. And I guess, in terms of—is it pre or post restructuring charge, assuming there will be some restructuring charge in the near time?
Male Speaker:
Yeah. There is usually restructuring charges and we have—we—they also based on our experience, the charges is—are very difficult to estimate at this very moment. And we will come back to that, but it was probably at a certain point be in the rate of the—of a wide—synergy that we are going to regenerate. But this would be a sort of very broad scope at this very moment. And we didn't—don't want to give a very sharp figure that may create certain unrest unnecessarily before we exactly know where the division would eventually take place. So, our experience with Solutia has been excellent. And we would like to—file—disintegration process on the same sort of, way of doing things, either in a orderly manner without having objective that—unnecessarily frightening.
Female Speaker:	Okay.
Male Speaker:	Okay.
Female Speaker:	Thank you.
Male Speaker:	Yes, any other question—yes, on the microphone, another question.
Operator:	Thank you. Our next question comes from Erik Manting from Rabo Securities in Amsterdam.
Erik Manting:
Good afternoon. It's Erik Manting of Rabo Securities. I have three questions if I may. First I am about surprised about the timing of the acquisition. It used to be as in the process of rolling out a lot of clinical trials related to it's own neurology franchise. So and also Mr. Jacobs in the past has indicated that when a large Pharma biotech acquisition would be applicable, the hyper-structure would be revisioned. Now, so I consider it a bit early so to say, for the steps. So can you give us a bit more background about why you made this acquisition at this stage, once you—purely the opportunity that was there for a Celltech or were there other internal aspects which you took into account. And I just wanted to clarify that there is no delay in the role out of neurology franchise because I thought the launch of 34714 looked rather late. And I also didn't see the new Keppra indications which you expect, for example, in psychosis in the expected launches. Then the second question is with respect to your R&D costs going forward. Can we take the 400 number—the combined R&D number as sort of an indication of the costs going forward? Do you expect it to down as a result of—Synergies would go up as a result of the stepped up clinical trial efforts. And the last question is with respect to the role out of CDP870. And of course, it's a very important milestone will be in the third quarter when the—over 11 trial results will become available. Is there anything conditional in your offer or in the license deal related to that milestone?
Georges Jacobs:
Okay. Georges Jacobs, I will start with the first question very briefly on timing. I am surprised with the question because in fact, I would have thought that you—you would a bit impatient to see us finally materializing an acquisition in Pharma, we have been announcing that for years. But we always said that we would be very selective. And the experience has shown that we are very prompt to react to an opportunity and this opportunity was there. It was finally corresponding to the profile of the target that we had setup. So, I think it's a perfect timing and it match exactly all our challenges, that's the way we see it. Now, on your next question, which is on Keppra and R&D.
Male Speaker:
Yeah, I can assure you that the—there is no delay in the R&D—in the development of Keppra, in the clinical development of the new indication etc on the contrary. We had committed to you that by the end of the third quarter, you will have the results of a major indication, I am confirming that. The IV formulation is moving along faster than we thought. The monotherapy trial has been—recruitment has been closed. And I—to refresh your memory and that was many months in advance. To refresh your memory, this is a trial by which we are expecting approval both in Europe and in the US. And finally, our Japan development plan has been accelerated and we have completed and since it's not public, I can tell you that we are very excited about the news in—with Keppra in Japan. So, and pediatric is the trials are going very fast so, 34714 you may have seen that last week we have made an overall communication about the efficacy in epilepsy and with very impressive data remember that Keppra was tried it's first trial in the same model. I let you compare the data but they were impressive, and 44212 is just moving to the clinic and we announce that. So if you feel that we are behind in development I would welcome you to join the team.

Male Speaker:	Well, I was referring to the opportunities outside epilepsy?
Male Speaker:
No, but the—outside epilepsy as mentioned that we were focusing on one new major indication with Keppra and that the other new indication were really targeting 442112 and 34714. And that's ready and with Keppra we will have the results of that major new indication in third quarter as I had committed to you in the past.
Male Speaker:	Okay, that's clear.
Male Speaker:
Now, in terms of the R&D budget I will let (indiscernible) comment but what can you do with the € €400 million R&D budget and with two major entities in phase IV, in phase III which is 870 and yes the new indication of Keppra.
Male Speaker:
No, I mean—I think that's a very reasonable assumption to go with surround a nice number just (indiscernible) and then as we go forward and fine tune the portfolio. We will obviously come back if there any changes.
Male Speaker:
But what you can expect and I have—you know, said that also and I can confirm that after that is that as a percentage of sales, our sales growth because of our sales growth and because the fact that our sales growth has George Jacobs mentioned earlier on is driven by Keppra we don't need to expand our sales and marketing expense by the same percentage of growth as our Keppra grows. So our SG&A as a percentage of sales is going to decrease not because we are decreasing SG&A but just because once your leader in share of (indiscernible) in neurology, you know, if you—if Keppra is up 45 percent in (URX)and you are not going to increase your sales force by 45 percent. So as SG&A has a percentage of sales going to go down. That means that R&D as a percentage of sales has the potential to move up while still keeping the same or similar (EB2) sales ratio among the top of the peer growth both in the US and in Europe.
Male Speaker:	Uh-huh.
Male Speaker:	Okay. Any more question from you.
Male Speaker:
Here is the last question related to the timing of the closing of the deal first as the expected (indiscernible) file results from the monotherapy efficacy of CDP 876. Is there any conditions in the offers that you have made.
Male Speaker:	Now, there is no condition to that.
Male Speaker:	Okay.
Male Speaker:	Okay, next call.
Operator:	Thank you our next question comes from Martin Fahey from Investor Group in Dublin.
Martin Fahey:	Yeah, hello. What comforts can you give the shareholders that you have got a good track record in acquisitions.
Male Speaker:
Well, the most -- (indiscernible) there is a question to (indiscernible) going to answer that, I may answer the question for you CB. We have had over the years rather small acquisitions. So you have come up with (indiscernible) conclusions from very many small successful acquisition but the last one it was really one we made a year ago—a bit than a year ago in February 2003 we did acquired—this specialty chemical from Solutia for €500 million for something which was not our core business, it was considered as (indiscernible) the purpose of that investment to MI's, the value of some assets that some were regarding as marginal, we had excellent expertise but in a rather limited area (indiscernible) acquisition we doubled the size of our (indiscernible) in specialty chemicals in the (indiscernible) area without bringing to details. And I can tell you that one year later we are ahead of the plans that we made in terms of (indiscernible) and synergy.

Male Speaker:	What?
Male Speaker:	(Indiscernible).
Male Speaker:	I am sorry.
Male Speaker:	(Indiscernible).
Male Speaker:	There is a problem (indiscernible).
Male Speaker:	(Indiscernible).
Male Speaker:	(Indiscernible) intervention for (indiscernible).
Male Speaker:	Are you hearing us?
Male Speaker:	Microphone, no more sign of the microphone.
Male Speaker:	(Indiscernible).
Male Speaker:	There is an young lady trying to put us in contact with the world. In between if you have another question in the room?
Operator:	Thank you. Our next question comes from (Stefan) Landers from ING in London, please go ahead with your question.
(Stefan) Landers:
Good afternoon. I just have a couple of quick questions with regards to the licensing agreement of CDP 870, firstly can you confirm that the agreement is fully finalized and signed and ready for implementation, I mean there are no further conditions that need to met?
Male Speaker:	Yes, we can confirm that.
(Stefan) Landers:	Okay. And then just secondly can you just give us a bit more information about—detail of the contract you have there, under what circumstances can either party withdraw from that agreement?
Male Speaker:
Well, we were just discussing with (John) who would answer, but the—basically again the agreement is firm, they are, you know, as (indiscernible) standard in these type of deals, there are provisions for either party that takes the license to workout if with some, you know, delay and notice, etc as it happened in the past and for Celltech when Pfizer returns the product once they had done the (indiscernible) things of their portfolio (indiscernible) the integration of Pharmacia. So these type of provision exist, but there is again it's firm and there is I believe no walkaway provision from the Celltech side.
Male Speaker:	Okay.
Male Speaker:
As it's also standard and so in that respect the walkaway clauses if you like are the standard clauses that every contract I have ever seen essentially because even if you are in the Celltech (indiscernible) the last thing you want is partner that isn't committed to the drugs, that's complete disaster.
Male Speaker:	(Indiscernible) fully standard contract and without any conditions that would make it different from a standard contract.
(Stefan) Landers:	Okay, many thanks.
Male Speaker:	Okay. Any more questions on microphone, no there was a question in the room, yes.
Male Speaker:	(Indiscernible).

Male Speaker:
I'm so happy that we have a question on our allergy franchise, because that takes me the opportunity on a question (indiscernible) let you know how great Xyzal is doing in Europe, we have—Oxford just told me that we exceeded 20 percent market share of Xyzal in France and this is the market for which we are losing (Genentech's patent) in November and by that (indiscernible).
Male Speaker:	(Indiscernible) Germany.
Male Speaker:
And we doubled our sales in Germany, we are market leader or close being market leader in Germany, we became market leader in the Netherlands, so the product is moving along very nicely and talking about Xyzal. On a (indiscernible) I think what we have said to remind you again this product has completed phase III (indiscernible) trials and we understand, we have been working on (indiscernible) once a day for several years now. We now understand what the issue is, we understand perfectly the absorption profile of this product. We found out that there are other drugs not the (indiscernible) field that have similar absorption profile and that used a very specific once a day technology to get the once a day delivery and these products are well known and marketed. So we are actually working with two third-party on this—using these technologies and they are as we keep working on a (indiscernible) and I will confirm to you that we will give you the answer to that whether we do have a once a day at the end of the year.
Male Speaker:
Yes. I think we are reaching the end of this session, you are exhausted, so are we. Thank you very for your interest and obviously we remain at your disposal via the classical means of communication including the (indiscernible).
Male Speaker:	Thank you.
Female Speaker:	Thank you.
Male Speaker:	Thank you.
Operator:	Thank you ladies and gentlemen, that concludes today's conference, you may now disconnect your lines.

QuickLinks

  Exhibit 99.2